UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 11 January, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K contains the following:-

1.                                    A news release dated December 8, 2010 entitled ‘Vodafone selected by Unilever to manage its Global Mobile Telecommunications Services’

2.                                    Stock Exchange Announcement dated December 1, 2010 entitled ‘Transactions in Own Securities’

3.                                    Stock Exchange Announcement dated December 2, 2010 entitled ‘Transactions in Own Securities’

4.                                    Stock Exchange Announcement dated December 3, 2010 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated December 6, 2010 entitled ‘Transactions in Own Securities’

6.                                    Stock Exchange Announcement dated December 7, 2010 entitled ‘Transactions in Own Securities’

7.                                    Stock Exchange Announcement dated December 8, 2010 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated December 9, 2010 entitled ‘Transactions in Own Securities’

9.                                    Stock Exchange Announcement dated December 13, 2010 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated December 14, 2010 entitled ‘Transactions in Own Securities’

11.                            Stock Exchange Announcement dated December 15, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.                            Stock Exchange Announcement dated December 15, 2010 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated December 16, 2010 entitled ‘Transactions in Own Securities’

14.                            Stock Exchange Announcement dated December 17, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.                            Stock Exchange Announcement dated December 17, 2010 entitled ‘Transactions in Own Securities’

16.                            Stock Exchange Announcement dated December 20, 2010 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated December 21, 2010 entitled ‘Transactions in Own Securities’

18.                            Stock Exchange Announcement dated December 22, 2010 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated December 23, 2010 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated December 24, 2010 entitled ‘Transactions in Own Securities’

21.                            Stock Exchange Announcement dated December 30, 2010 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

8 December 2010

VODAFONE SELECTED BY UNILEVER TO MANAGE ITS GLOBAL

MOBILE TELECOMMUNICATIONS SERVICES

Global strategic alliance to enhance operational efficiency and roll out innovative mobile solutions

Vodafone Global Enterprise has been selected by Unilever to manage its mobility services globally in a three-year deal.

Covering 63 countries, the strategic alliance will see Vodafone Global Enterprise supply nearly 50,000 Unilever employees with devices, connectivity and Managed Mobile Services, which will improve the transparency of Unilever’s mobile communications spend, enhancing cost effectiveness and service delivery levels.

Vodafone Global Enterprise is the business within Vodafone which manages the communication needs of its largest multinational customers. Under the agreement, Vodafone will also provide Unilever with consultancy on how to gain greater competitive advantage through deploying innovative mobile solutions. In addition, Vodafone will provide strategic advice on new trends such as the effective management of consumer devices and applications in the workplace.

In parallel, Vodafone and Unilever will operate a graduate trainee exchange programme to encourage further mobile innovation in the workplace.

To simplify the management of Unilever’s mobile communications, Vodafone will deploy a range of solutions including Vodafone Telecoms Management, a fully hosted and managed service designed to remove operational complexity.

Underpinned by Vodafone’s global support and service level agreements, Vodafone Telecoms Management will give Unilever greater visibility and management control over its telecoms expenditure, as well as improve the quality of service delivered to employees.

“Vodafone Global Enterprise looks forward to working in partnership with Unilever to help enhance the performance of the business through mobile innovation. We are firmly committed to delivering greater value to Unilever through a range of mobility products and services designed to enhance their operational efficiency,” said Nick Jeffery, CEO of Vodafone Global Enterprise. “At the same time we will make sure that all Unilever employees enjoy first-class quality of service globally.”

Pascal Visee, Chief Enterprise Support Officer at Unilever says: “As Unilever, we’ve set ourselves the challenging target of doubling the business while reducing our environmental impact. Mobile services play a crucial role in working towards this goal, as they will support us in creating an agile and cost competitive organisation that operates in a sustainable way. The global agreement allows us to deliver a consistent operational service to our highly mobile employees, against the right costs. Moreover, we’ll have access to Vodafone’s expertise on trends in mobility. This allows us to develop innovative ways to stay closely connected with our consumers and customers.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0)1635 33251

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	1 December 2010

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	165.7p

Lowest purchase price paid per share:	160.4p

Volume weighted average price per share:	163.2975p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 529,300,000 shares at a cost (including dealing and associated costs) of £881,344,190.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 December 2010

Number of ordinary shares transferred:	80,488

Highest transfer price per share:	165.3p

Lowest transfer price per share:	159.3p

Following both the above transactions, Vodafone holds 5,563,445,162 of its ordinary shares in treasury and has 52,246,979,447 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	2 December 2010

Number of ordinary shares purchased:	15,800,000

Highest purchase price paid per share:	165.6p

Lowest purchase price paid per share:	163.45p

Volume weighted average price per share:	164.5678p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 545,100,000 shares at a cost (including dealing and associated costs) of £907,481,112.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 December 2010

Number of ordinary shares transferred:	45,965

Highest transfer price per share:	160.75p

Lowest transfer price per share:	160.75p

Following both the above transactions, Vodafone holds 5,579,199,197 of its ordinary shares in treasury and has 52,231,225,412 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via JP Morgan Cazenove.

Ordinary Shares

Date of purchase:	3 December 2010

Number of ordinary shares purchased:	11,500,000

Highest purchase price paid per share:	166.45p

Lowest purchase price paid per share:	163.85p

Volume weighted average price per share:	164.8815p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 556,600,000 shares at a cost (including dealing and associated costs) of £926,541,085.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 December 2010

Number of ordinary shares transferred:	37,056

Highest transfer price per share:	164.55p

Lowest transfer price per share:	164.55p

Following both the above transactions, Vodafone holds 5,590,662,141 of its ordinary shares in treasury and has 52,219,762,468 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	6 December 2010

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	166.45p

Lowest purchase price paid per share:	165p

Volume weighted average price per share:	165.6023p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 573,600,000 shares at a cost (including dealing and associated costs) of £954,839,869.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 December 2010

Number of ordinary shares transferred:	133,242

Highest transfer price per share:	165.15p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,607,528,899 of its ordinary shares in treasury and has 52,202,895,710 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	7 December 2010

Number of ordinary shares purchased:	15,250,000

Highest purchase price paid per share:	166.6p

Lowest purchase price paid per share:	164.2p

Volume weighted average price per share:	165.8246p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 588,850,000 shares at a cost (including dealing and associated costs) of £980,259,620.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 December 2010

Number of ordinary shares transferred:	129,694

Highest transfer price per share:	164.05p

Lowest transfer price per share:	164.05p

Following both the above transactions, Vodafone holds 5,622,649,205 of its ordinary shares in treasury and has 52,187,775,404 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	8 December 2010

Number of ordinary shares purchased:	11,700,000

Highest purchase price paid per share:	165p

Lowest purchase price paid per share:	163.8p

Volume weighted average price per share:	164.2969p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 600,550,000 shares at a cost (including dealing and associated costs) of £999,582,317.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 December 2010

Number of ordinary shares transferred:	73,824

Highest transfer price per share:	165p

Lowest transfer price per share:	165p

Following both the above transactions, Vodafone holds 5,634,275,381 of its ordinary shares in treasury and has 52,176,149,228 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via JP Morgan Cazenove.

Ordinary Shares

Date of purchase:	9 December 2010

Number of ordinary shares purchased:	11,300,000

Highest purchase price paid per share:	165.7p

Lowest purchase price paid per share:	163.95p

Volume weighted average price per share:	164.7957p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 611,850,000 shares at a cost (including dealing and associated costs) of £1,018,301,066.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 December 2010

Number of ordinary shares transferred:	25,918

Highest transfer price per share:	165.15p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,645,549,463 of its ordinary shares in treasury and has 52,164,875,146 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF TREASURY SHARES

Vodafone Group Plc ("Vodafone") announces today that it has cancelled the following number of its ordinary shares of U.S.$0.113/7.

Date of cancellation:	13 December 2010

Number of ordinary shares cancelled:	500 million

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.113/7. each on the London Stock Exchange via Deutsche Bank AG.

Date of purchase:	13 December 2010

Number of ordinary shares purchased:	7,750,000

Highest purchase price paid per share:	169p

Lowest purchase price paid per share:	165.4p

Volume weighted average price per share:	167.78p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 619,600,000 shares at a cost (including dealing and associated costs) of £1,031,371,632.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.113/7 each, which were previously held as treasury shares.

Date of transfer:	13 December 2010

Number of ordinary shares transferred:	291,426

Highest transfer price per share:	164.65p

Lowest transfer price per share:	92.99p

Following the cancellation, purchases and transfers referred to above, Vodafone holds 5,153,008,037 of its ordinary shares in treasury and has 52,157,416,572 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	14 December 2010

Number of ordinary shares purchased:	7,900,000

Highest purchase price paid per share:	169.9p

Lowest purchase price paid per share:	168.45p

Volume weighted average price per share:	169.1653p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 627,500,000 shares at a cost (including dealing and associated costs) of £1,044,805,185.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 December 2010

Number of ordinary shares transferred:	109,433

Highest transfer price per share:	165.3p

Lowest transfer price per share:	165.3p

Following both the above transactions, Vodafone holds 5,160,798,604 of its ordinary shares in treasury and has 52,149,626,005 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 14 December 2010 that on 14 December 2010, Nick Read, a Person Discharging Managerial Responsibility, sold 42,000 ordinary shares of US$0.11 3/7 each in the Company ("Ordinary Shares") at 169.26p per share. Following this transaction, Nick Read retains a holding of 420,080 Ordinary Shares.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	15 December 2010

Number of ordinary shares purchased:	9,400,000

Highest purchase price paid per share:	170p

Lowest purchase price paid per share:	167.75p

Volume weighted average price per share:	168.7463p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 636,900,000 shares at a cost (including dealing and associated costs) of £1,060,749,821.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 December 2010

Number of ordinary shares transferred:	142,443

Highest transfer price per share:	168.55p

Lowest transfer price per share:	168.55p

Following both the above transactions, Vodafone holds 5,170,056,161 of its ordinary shares in treasury and has 52,140,368,448 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 December 2010

Number of ordinary shares transferred:	122,892

Highest transfer price per share:	169.5p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,169,933,269 of its ordinary shares in treasury and has 52,140,500,290 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 16 December 2010 by Computershare Trustees Limited that on 10 December 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 164.65p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Wendy Becker	152
Michel Combes*	152
Andrew Halford*	152
Matthew Kirk	152
Ronald Schellekens	150

*Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	17 December 2010

Number of ordinary shares purchased:	14,700,000

Highest purchase price paid per share:	170.15p

Lowest purchase price paid per share:	168.6p

Volume weighted average price per share:	169.2299p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 651,600,000 shares at a cost (including dealing and associated costs) of £1,085,755,977.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 December 2010

Number of ordinary shares transferred:	117,182

Highest transfer price per share:	169.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,184,516,087 of its ordinary shares in treasury and has 52,125,917,472 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	20 December 2010

Number of ordinary shares purchased:	9,400,000

Highest purchase price paid per share:	170.7p

Lowest purchase price paid per share:	169.85p

Volume weighted average price per share:	170.2784p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 661,000,000 shares at a cost (including dealing and associated costs) of £1,101,845,380.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 December 2010

Number of ordinary shares transferred:	144,658

Highest transfer price per share:	167.7p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,193,771,429 of its ordinary shares in treasury and has 52,116,662,130 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	21 December 2010

Number of ordinary shares purchased:	8,400,000

Highest purchase price paid per share:	171p

Lowest purchase price paid per share:	169.85p

Volume weighted average price per share:	170.2512p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 669,400,000 shares at a cost (including dealing and associated costs) of £1,116,220,847.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 December 2010

Number of ordinary shares transferred:	379,000

Highest transfer price per share:	170.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,201,792,429 of its ordinary shares in treasury and has 52,108,641,130 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 December 2010

Number of ordinary shares transferred:	184,097

Highest transfer price per share:	170.25p

Lowest transfer price per share:	170.25p

Following the above transfer, Vodafone holds 5,201,608,332 of its ordinary shares in treasury and has 52,108,825,227 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	23 December 2010

Number of ordinary shares purchased:	5,800,000

Highest purchase price paid per share:	172.2p

Lowest purchase price paid per share:	170.1p

Volume weighted average price per share:	171.25p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 675,200,000 shares at a cost (including dealing and associated costs) of £1,126,204,997.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 December 2010

Number of ordinary shares transferred:	139,205

Highest transfer price per share:	170p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,207,269,127 of its ordinary shares in treasury and has 52,103,164,432 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 December 2010

Number of ordinary shares transferred:	644,498

Highest transfer price per share:	169.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,206,624,629 of its ordinary shares in treasury and has 52,103,808,930 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc ("Vodafone") announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 December 2010

Number of ordinary shares transferred:	524,513

Highest transfer price per share:	172.45p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,206,100,116 of its ordinary shares in treasury and has 57,310,433,559 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,104,333,443 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,104,333,443. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 11 January, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary